

June 30, 2010

Mr. Vasant M. Prabhu
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

      RE: **Starwood Hotels & Resorts Worldwide, Inc.**
                    Form 10-K for the year ended December 31, 2009
                    Filed February 25, 2010
                    Proxy Statement on Schedule 14A
                    Filed March 29, 2010
                    File No. 1-07959

Dear Mr. Prabhu:

      We have reviewed your response letter dated June 14, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Note 2 Significant Accounting Policies, page F-8

Frequent Guests Programs, page F-10

1. We have reviewed your responses to prior comments 2 and 3. In addition to clarifying how the related obligation is accounted for, please revise your disclosure of the SPG program in future filings, to clarify that the SPG program is consolidated and how points earned and redeemed are accounted for by owned hotels versus hotels franchised or managed. Include a sample of your intended future disclosure in response to this comment.

Note 16. Other Liabilities, page F-32

2. We have reviewed your response to prior comment 5. Please revise your disclosure in future filings to clarify the terms of the agreement with American Express. Include a sample of your intended future disclosure in response to this comment.

Proxy Statement on Schedule 14A

Executive and Director Compensation, page 18

Long-Term Incentive Compensation, page 28

3. We have reviewed your response to our comment no. 6 from our letter dated June 2, 2010. We continue to believe that you should tell us specifically how the compensation committee arrived at incentive award amounts for each individual named executive officer. We note that total compensation is targeted at the 65th percentile of your peer group, but that individual awards may be lower or higher based on performance. To the extent that individual awards were lower or higher based on performance, please discuss in your response and in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant